FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of           September                               2004
                           --------------------------------     -----------
Commission File Number
                           --------------------------------     -----------


                          Ace Aviation Holdings Inc.
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                (Translation of registrant's name into English)


  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                  Form 40-F     X
                         ------------                ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                      No        X
                    -----------               ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                DOCUMENT INDEX

Document
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  1.         Financial Statements for the Six Months Ended June 30, 2004



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                                                                    Document 1


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ACE Aviation Holdings Inc.
The accompanying notes are an integral part of the financial statements (unaudited)
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Statement of Financial Position
June 30, 2004

    Assets                                             Nil
                                                ======================

    Liabilities                                        Nil
                                                ======================

    Shareholder's Equity (note 3)                      Nil
                                                ======================


ACE Aviation Holdings Inc. was incorporated on June 29, 2004, for the purpose of being the proposed successor to Air Canada pursuant to the consolidated plan of reorganization, compromise and arrangement under the Companies' Creditors Arrangement Act (Canada). Accordingly, the company has only existed for two days as at June 30, 2004 and there have been no transactions undertaken by ACE since incorporation. Accordingly, ACE has not provided an income statement or statement of cash flows for the two days ended June 30, 2004.

ACE AVIATION HOLDINGS INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------
(CURRENCIES IN MILLIONS)

JUNE 30, 2004

1.       ARTICLES OF INCORPORATION

ACE Aviation Holdings Inc. ("ACE") was incorporated on June 29, 2004, under the Canada Business Corporations Act.

NATURE OF OPERATIONS

In accordance with the implementation of the consolidated plan of reorganization, compromise and arrangement involving Air Canada, ACE and certain of their subsidiaries ("the Plan") pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada) ("CCAA"), on September 30, 2004, ACE will become the parent holding company of the reorganized Air Canada and its subsidiaries. ACE will not carry on any business, other than certain legal matters in connection with the Plan. As at June 30, 2004 and for the two days then ended, ACE has not issued any equity securities, acquired any assets, assumed any liabilities of Air Canada or had cash flows. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the Canada-U.S. market as well as in the Canada-Europe, the Canada-Pacific, Canada-Caribbean and Canada-Latin America markets. Air Canada also operates Aeroplan, a loyalty program and provides other services such as groundhandling, technical, cargo and tourism related services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of ACE are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Upon the implementation of the Plan, as the successor to Air Canada's reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, ACE will also be required to reconcile its financial statements to U.S. GAAP.

As ACE will be a successor corporation to Air Canada and such succession will be accounted for on a continuity of interests basis, these interim statements should be read in conjunction with the audited financial statements of Air Canada for the year ended December 31, 2003 and the interim financial statements of Air Canada for the six months ended June 30, 2004.

2.       CREDITOR PROTECTION AND RESTRUCTURING OF AIR CANADA

This note summarizes certain commitments undertaken on behalf of ACE which are expected to be executed by ACE and Air Canada and its subsidiaries upon Air Canada and its relevant subsidiaries emergence from creditor protection proceedings. Other events directly involving Air Canada may not be disclosed in these notes as ACE currently does not hold any interest in Air Canada and reference should be made to the Air Canada financial statements.

As described in note 1 to the 2003 annual consolidated financial statements of Air Canada, on April 1, 2003, Air Canada obtained an order from the Ontario Superior Court of Justice (the "Court") providing creditor protection under the CCAA. On April 1, 2003, Air Canada, through its Court-appointed Monitor, also made a concurrent petition for recognition and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The CCAA and U.S. proceedings cover Air Canada and the following of its wholly-owned subsidiaries: Jazz Air Inc., ZIP Air Inc., 3838722 Canada Inc., Air Canada Capital Ltd., Manoir International Finance Inc., Simco Leasing Ltd., and Wingco Leasing Inc. (collectively, the "Applicants"). Aeroplan Limited Partnership ("Aeroplan"), Touram Inc. ("Air Canada Vacations"), Maple Leaf Holdings USA Inc. and Destina.ca Inc. ("Destina") are not included in the filings.

The Court orders provide for a general stay period that expires on September 30, 2004. The stay generally precludes parties from taking any action against the Applicants for breach of contractual or other obligations. On August 17, 2004, a creditor's meeting took place and the Plan was approved by the required majority of creditors under CCAA. On August 23, 2004 the Court issued a sanction order confirming that the Plan was approved by the required majority of creditors under the CCAA. Further to this sanction order, the Court approved the Plan and authorized the Applicants to take all actions necessary or appropriate to implement the Plan in accordance with its terms.

Upon Air Canada's emergence from CCAA proceedings, ACE will become the successor corporation to Air Canada. On consolidation of Air Canada, ACE will reflect the identifiable assets and liabilities not subject to compromise of Air Canada at their fair values, any additional liabilities of Air Canada and ACE pursuant to the Plan (as further explained below) and the equity instruments of ACE to be issued on the effective date of the Plan. Air Canada's liabilities subject to compromise will be settled for the equity instruments to be issued in accordance with the Plan (as further explained below). Under Canadian GAAP, as prescribed the Canadian Institute of Chartered Accountants Handbook Sections 1625, Comprehensive Revaluation of Assets and Liabilities, ACE will not recognize any goodwill on emergence.

GENERAL ELECTRIC CAPITAL CORPORATION LEASES

Air Canada entered into agreements with General Electric Capital Corporation and certain of its affiliates, including General Electric Capital Aviation Services, Inc. ("GECAS") and GECAS managed entities (collectively, "GECC") regarding the restructuring of 106 GECC owned and GECC managed aircraft leases. The Court approved these agreements on January 16, 2004. In addition, Air Canada and GECC agreed to new financing arrangements as described later under "GECC Exit Financing and Share Purchase Warrants". These agreements are conditional on the Applicants successfully emerging from CCAA proceedings prior to September 30, 2004 (or such later date as may be agreed between the parties).

FINANCING AND INVESTING AGREEMENTS IN ACE CONTINGENT UPON SUCCESSFUL EMERGENCE BY AIR CANADA FROM CCAA

Air Canada has entered into a number of arrangements related to exit financing and new equity investments as described below, certain of which will be assumed by ACE. These arrangements are conditional on successful emergence of the Applicants from the CCAA proceedings by September 30, 2004, and certain other requirements as discussed below.

GECC EXIT FINANCING AND SHARE PURCHASE WARRANTS

GECC will provide ACE, upon the implementation of the Plan, with debt financing in the form of an exit facility (the "Exit Facility") in the amount of approximately US$681. The Exit Facility is comprised of a US$425 non-revolving multicurrency term loan facility ("LOAN A"), an approximately US$160 non-revolving multiple draw credit facility ("LOAN B") and an approximately US$96 term loan facility ("LOAN C") which will be used to fund the purchase of two Boeing 747-400 aircraft from GECC. Loan A and Loan C are to be advanced in one draw upon emergence from the CCAA proceedings and draws on Loan B are to be made in accordance with a specific schedule. The financing proceeds received from GECC are net of the repayment of amounts drawn by Air Canada under the General Electric Debtor-in Possession Financing ("DIP"). At June 30, 2004, $300 was drawn against the credit advance facility under the DIP and letters of credit totaling $20 were issued against the letter of credit facility under the DIP.

Notwithstanding the availability of Loan B and Loan C, the parties have agreed that Loan B and Loan C will be terminated on September 30, 2004. In addition, Loan C will be repaid upon the implementation of the plan.

Loan A matures on March 31, 2011 and no principal payments are required until June 30, 2007. Loan A would bear interest at ACE's option at either a one, two or three month LIBOR rate plus an applicable margin, or a 30, 60 or 90 day BA rate plus an applicable margin. The applicable margin is to be initially set at 4.25% subject to a later adjustment based upon ACE's credit rating, or, if not available, based on EBITDAR (defined as operating income(loss), adding back depreciation, amortization and obsolescence and aircraft rent) performance. Interest payments are required at the end of each LIBOR or BA period, depending upon the option selected by ACE, from the date of issue.

The Exit Facility will be secured against substantially all of the assets of ACE and its subsidiaries upon the implementation of the Plan. The Exit Facility also contains a number of liquidity, EBITDAR and collateral financial covenants as well as restrictive covenants. Under the terms of the Exit Facility, prepayments of varying amounts may be required upon the sale of any interest in Aeroplan depending upon the interest sold and the related proceeds. A transaction fee of US$11 is payable on the effective date. Collateral monitoring fees of US$0.5 are payable on the effective date and each anniversary thereof during the term of the exit facility. In addition, optional prepayments on the Loan A after the first six months and during the first three years are subject to a 3% prepayment fee. The loans are subject to financial covenants requiring certain minimum cash balances ranging from $500 to $750, certain collateral value of spare parts and rotables, a minimum EBITDAR and the loans impose certain limitations on other borrowings and capital lease obligations.

The GECC agreement also provides for additional financing of up to US$950 to fund the purchase of new regional jet aircraft. The financing may be used in connection with up to 25 operating leases provided that the aircraft models and types are acceptable to GECC with the remainder to be provided in the form of debt financing.

Air Canada currently leases and has payment and purchase obligations in respect of two B747-400 aircraft from GECC. Upon emergence from the CCAA proceedings, Air Canada will purchase from GECC such aircraft. Under the agreement, Air Canada will enter into certain loan agreements, as further described in the Plan, with an estimated face amount of U.S.$268 as at September 30, 2004. The aircraft will be recorded at the estimated fair value of $115, accruals for residual value guarantees in the amount of $142 will be eliminated and the difference, based on foreign exchange rates in effect on September 30, 2004, will be charged to the deficit as a contingent rental payment. The loan agreements entered into under this purchase are the following:

      o Air Canada will issue to GECC a limited recourse note of an amount of U.S.$50 million. This note will have a term of 10 years and will accrue annual interest at the same rate as Loan B of the Exit Facility. Prior to the maturity date of this note Air Canada will be required to pay the lesser of the principal amount plus accrued interest or the US$ equivalent of the proceeds from any sale or lease of the two aircraft in full settlement of this portion of the obligation

      o Air Canada will issue to GECC a term loan facility in the amount of approximately U.S.$96 million as Loan C of the Exit Facility (as described above).

      o Air Canada has agreed to issue to GECC a convertible note in the amount of approximately U.S.$122 million (refer to discussion under below). The convertible note will pay interest semi-annually in arrears at a rate of 7.5%, will have a maturity of seven years from the date of issuance and will be convertible into equity of ACE at GECC 's option at a strike price equal to 125% of the price paid under the Investment Agreement. Air Canada may, under certain circumstances, force such a conversion after two years from the date of issuance.


Air Canada has agreed to issue share purchase warrants of ACE to GECC. The warrants will provide for the right to purchase up to 4% of the common stock of ACE on a fully diluted basis at a strike price equal to the price paid under the Investment Agreement (refer to discussion under "Investment Agreement" below). The warrants will have a term of five years from the date of issuance.

If the closing of the Investment Agreement, as discussed below, occurs upon emergence from the CCAA proceedings, in lieu of issuing the convertible note and warrants to GECC, Air Canada will pay an amount to GECC, on terms and conditions as specified in the SPA.

Completion of all aspects of the GECC agreements, including the lease renegotiations described previously, is subject to emergence from CCAA proceedings on or before September 30, 2004.

RIGHTS OFFERING AND STANDBY PURCHASE AGREEMENT

Affected creditors of the Applicants are provided with the right to subscribe for ACE Variable Voting Shares or, in the case of creditors who are of Canadians (as defined in the Canada Transportation Act), ACE Voting Shares. An aggregate of 42.5 million ACE Variable Voting

Shares and/or ACE Voting Shares representing in the aggregate 42.06% of the fully diluted Equity of ACE is available for subscription under the Rights Offering.

Air Canada entered into a Standby Purchase Agreement ("SPA") with Deutsche Bank Securities Inc. ("Deutsche Bank"), dated as of October 29, 2003, which was amended and restated as of April 29, 2004, whereby Deutsche Bank will act as the exclusive standby purchaser of the rights offering. Deutsche Bank, as standby purchaser, will acquire any equity not purchased by creditors at a premium price of 107.5% of the price payable by the creditors for the rights offering shares. The SPA was approved by the Court on May 5, 2004.


Deutsche Bank's obligation under the SPA is subject, among others, to the following conditions:

      o Successful negotiations shall have occurred regarding the achievement of $200 in labour cost reductions, through revised collective labour agreements, and agreements by the unions to the "clean slate" treatment of grievances, in each case on or before May 15, 2004 (the "Labour Conditions").

            o With respect to the Labour Conditions, Deutsche Bank has advised that it expects to confirm the satisfaction of such conditions only upon its verification of the cost reductions, the ratification, execution and delivery of the appropriate documentation to effect the cost reductions and the receipt of the final binding "clean slate" certificates from the relevant labour unions.

      o The funding obligations of the benefit plans and the pension plans shall have been resolved with the Office of the Superintendent of Financial Institutions ("OSFI") on terms not less favourable than the terms of the February 2004 agreement between Air Canada and the pension beneficiary groups on or before May 15, 2004 (the "Pension Funding Condition").

            o With respect to the Pension Funding Condition, Deutsche Bank has advised that, while the OSFI protocol (see below under "OSFI Protocol") does not technically meet such condition in all respects, Deutsche Bank will waive the condition if the OSFI protocol is consummated on its terms with no further amendment.

      o Deutsche Bank shall have received comfort or assurances satisfactory to it from the Government of Canada that relevant provisions of legislation and regulations applicable to Air Canada including, without limitation, the ACPPA, the CTA and the Competition Act shall be modified, amended or repealed as required so as to ensure that Air Canada is permitted to conduct its affairs and to compete on a fair and equitable basis on a level playing field in relation to all air carriers operating scheduled service in Canada.


An arrangement fee of $12.75 is payable by Air Canada to Deutsche Bank upon closing of the rights offering contemplated under the SPA. In addition, a payment of $0.5 is due by Air Canada on the first day of each month, commencing May 1, 2004, through to the closing, in respect to costs and expenses incurred in connection with the amended SPA.

If (i) Air Canada fails to implement the rights offering in accordance with the SPA with Deutsche Bank as the exclusive standby purchaser and enters into an agreement or arrangement for a competing transaction with another third party within 24 months of the date of the amended SPA, (ii) Air Canada terminates the SPA if the closing does not occur on or before September 30, 2004, or (iii) if the Court terminates the SPA, Deutsche Bank will be entitled to a cash payment of $25.5, and all obligations of Deutsche Bank under the SPA will be terminated. A competing transaction includes (i) a rights offering backstopped by a third party, (ii) an equity investment by a third party that reduces or replaces the rights offering and (iii) a sale of assets, other financing arrangements or other transactions that result in the termination, abandonment or reduction of the rights offering contemplated by the SPA, except if Air Canada's restructuring under CCAA fails and, as a result, Air Canada is liquidated.

INVESTMENT AGREEMENT

On June 23, 2004, Air Canada announced that it had accepted an investment proposal from Cerberus ACE Investment, LLC ("Cerberus"), an affiliate of Cerberus Capital Management, L.P., a New York based private investment firm. The Cerberus proposal provides for an investment of $250 in convertible preference shares ("ACE Preferred Shares"). The investment agreement was approved by the Court on July 2, 2004.

The following is a summary of the key terms and conditions of the investment agreement with Cerberus:

      o The holders of ACE Preferred Shares will be entitled to vote on an as-converted basis with the common stock of ACE.

      o The holders of ACE Preferred Shares shall participate on an as-converted basis with the common stock of ACE with respect to all dividends, distributions, spin-off, subscription rights or other offers or rights made available to holders of the common stock of ACE and any other similar transactions.

      o The ACE Preferred Shares are convertible at the option of the holders thereof at any time into the common stock of ACE, subject to a conversion rate that takes into account a 5% annual accretion, compounded semi-annually, on the value of the ACE Preferred Shares.

      o The holders of ACE Preferred Shares shall be required to convert the ACE Preferred Shares into the common stock of ACE after the seventh anniversary of the date of issuance provided that the closing price of the common stock of ACE is not less than the fully accreted value of the ACE Preferred Shares.

      o If conversion into the common stock of ACE has not occurred prior to the tenth anniversary of the date of issuance, the holders of ACE Preferred Shares shall have the right to require ACE to redeem each of the ACE Preferred Shares in cash at a per share redemption price equal to the fully accreted value of the ACE Preferred Shares.

      o The obligation of Cerberus to purchase the ACE Preferred Shares is conditional on the satisfaction of, or compliance with, a number of conditions, including the completion of the financing arrangements with GECC, the obligations of Deutsche Bank shall not have been terminated under the SPA pursuant to the occurrence of a material adverse change and all necessary approvals of the Plan shall have been obtained and the Plan shall have been approved, in a manner satisfactory to Air Canada, by no later than December 31, 2004.

Due to certain characteristics of the ACE Preferred Shares, the instrument will be presented as a compound instrument with a component presented as a financial liability and another component, representing the value of the holder's conversion option, in Shareholders' Equity.


The proceeds of the investment agreement will be used, in part, to redeem or repurchase the convertible note and warrants issued to GECC.


CREDITORS OF THE APPLICANTS AFFECTED BY THE PLAN


In conjunction with the Applicants' filing under the CCAA, certain amounts on the consolidated statement of financial position of Air Canada previously classified as "Accounts payable and accrued liabilities" and "Long-term debt and capital lease obligations" were reclassified to "Liabilities subject to compromise". Liabilities subject to compromise recorded as at June 30, 2004 by the Applicants amount to $7,295. Liabilities subject to compromise refers to liabilities incurred prior to the filing date that will be dealt with as claims under CCAA, as well as claims arising out of renegotiated and repudiated leases and contracts. The amounts recorded include accepted compromised claims as determined by the Monitor and reported to the Applicants, and the Applicant's estimate of expected compromised claims for those claims yet to be resolved. The final amount related to accepted compromised claims may reflect material adjustments.

The total amount of claims filed against the Applicants exceeds the estimate of the allowed compromised liability. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process. It is not possible at this time to estimate the quantum of the claims that will ultimately be allowed but they may be materially in excess of the accruals recorded to date given the magnitude of the claims.

Under the Plan, the capital reorganization provides for the following treatment of accepted compromised claims:

      o Holders of financial debt claims will receive, on a pro rata basis, exchangeable distress preferred shares ("EDP Shares") in the capital of Air Canada. The EDP Shares will be exchanged, shortly after their issuance on the implementation date, on a one for one basis, for ACE Variable Voting Shares, or in the case of Canadians (as defined in the Canada Transportation Act), ACE Voting Shares.

      o Holders of claims other than financial debt claims will receive, on a pro rata basis, AC Non-Voting Shares, which will be exchanged, shortly after their issuance on the implementation date, on a one for one basis, for ACE Variable Voting Shares, or in the case of Canadians (as defined in the Canada Transportation Act), ACE Voting Shares.

Holders of Existing AC Class A Shares and Existing AC Common Shares will transfer their shares to ACE in exchange for a nominal amount of ACE Variable Voting Shares and ACE

Voting Shares, respectively. The Existing AC Preferred Shares are to be converted and redeemed for an aggregate consideration of one dollar.

OSFI PROTOCOL

Air Canada maintains ten registered pension plans for its employees. On February 18, 2004, Air Canada and representatives of its pension plan beneficiaries agreed on a proposal for relaxed funding requirements for the registered pension plan solvency deficits, commencing on January 1, 2004. These funding requirements allow the solvency deficiency in each registered pension plan to be funded over ten years as opposed to the current maximum of five years. On May 14, 2004, Air Canada and OSFI entered into a protocol pursuant to which OSFI agreed to recommend to the Government of Canada amendments to the federal pension regulations allowing Air Canada to amortize the solvency deficits substantially along the lines set forth in the February 18, 2004 proposal. The protocol provided that Air Canada issue a series of subordinated secured promissory notes, upon emergence from the CCAA proceedings, in the aggregate amount of $346.6 in favour of the pension plan trustees. The notes will have a second charge over the assets of Air Canada and will be reduced by the capital portion of the solvency payments made by Air Canada to the pension plans in accordance with the agreed upon schedule. On June 23, 2004, the Court approved the May 2004 protocol agreed to by Air Canada and OSFI on the pension funding relief.

On August 9, 2004, the Government of Canada accepted the Air Canada Pension Plan Solvency Deficiency Funding Regulations, which come into force upon implementation of the Plan.

3.       SHARE CAPITAL AND OTHER EQUITY

As at June 30, 2004, the authorized share capital of ACE consists of an unlimited number of voting common shares, of which no shares have been issued.

Refer to discussion above under "Financing and Investing Agreements in ACE Contingent upon Successful Emergence by Air Canada from CCAA" for the shares and other equity instruments in ACE issued upon implementation of the Plan.

On September 23, 2004, ACE announced that it had received conditional approval from the Toronto Stock Exchange ("TSX") for the listing of its voting and variable voting shares, conditional upon satisfying the requirements of the TSX including the Plan being implemented on September 30, 2004. It is expected that the voting and variable voting shares of ACE will be listed on the TSX at the close of business on September 29, 2004 and will start trading on October 4, 2004.

STOCK OPTION PLAN

Pursuant to the Plan, a stock option plan of ACE will be established as an on-going stock option program and will comprise a maximum of 5% of the fully diluted equity of ACE (with a maximum of 3% of the fully diluted equity of ACE pursuant to options to be granted upon the emergence by the Applicants from the CCAA Proceedings). The new board of directors of ACE or a committee selected by, and made up of members of, the new board of directors of ACE will designate, from time to time, eligible directors, officers, senior managers and other employees of ACE to whom options will be granted and will determine the number of underlying shares to which such options relate. Participation in the plan will be limited to directors and employees of ACE holding positions that, in view of the board or the committee, as the case may be, have a significant impact on ACE's long-term results.


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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ACE AVIATION HOLDINGS INC.
                                      ----------------------------------------
                                                    (Registrant)


Date:  September 29, 2004             By: /s/ Paul Letourneau
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                                          Paul Letourneau
                                          Corporate Secretary